EXHIBIT 99.2

Vox Royalty - Investor Letter - On the Path of Totality

April 25, 2024

Dear Valued Shareholders,

We are pleased to publish our second annual investor letter. The last twelve months have been highly productive for Vox. We look forward to this opportunity to share with you the developments, insights and analysis on Vox and the variables affecting our business and industry. I should also note, this letter was not AI generated – human insight is still very much needed!

Our 2023 financial results scorecard exceeded our own high expectations, with annual records in each of the following categories: (i) revenue of $12.3M, (ii) gross profit of $10M, and (iii) cash flows generated from operations of $5.3M. These figures represent 45% annual revenue growth, exceeding the midpoint of 2023 revenue guidance, and 157% growth in annual cash flows generated from operations. These strong financial results combined with securing a $25M revolving credit facility with BMO, which significantly reduces our cost of capital, will set the stage for further progress in 2024.

Vox’s Pursuit of Progress

I’m pleased to report that the key focus areas for the business were well executed in 2023. Our Senior Executive team has consistently prioritized per share returns, operating leverage, and ultimately an asset base that produces excess returns on a risk-adjusted basis.

To execute with risk-adjusted returns as a paramount focus, we believe that value must be thoroughly and painstakingly vetted. Since our last investor letter, the royalty industry has continued to grow more competitive with ~$2 billion raised by mining private equity funds for royalty investment eagerly looking to be deployed and royalty valuations in the private markets being a multiple to public valuations based on “strategic” mispriced acquisitions1 that don’t align with our growth at reasonable prices (“GARP”) strategy.

We participated in less sale processes in 2023 versus past years, however we still failed to find any direct value or undervalued assets in these sale processes. We refuse to overpay for royalties or ascribe phantom “strategic”1 (pre-impairment) value to assets. This discipline will ultimately reward Vox shareholders, notwithstanding what we believe to be our temporarily detached market valuation from our intrinsic value. Portfolios of royalties in private markets and for the large cap peers in our industry continue to transact and trade at close to 2.0x Net Asset Value (“NAV”). Meanwhile, Vox is trading distantly closer to 0.6x NAV based on broker consensus estimates alongside one of the lowest revenue and cash flow multiples relative to recent precedents and peer trading multiples. While select participants and new entrants in the royalty industry have chased returns to unattractive levels (eg. single asset IRRs of 2% - 3%), we have maintained our discipline and remained focused on leveraging our competitive advantages, including our unique intellectual property.

While 2023 was not our most active year in terms of number of deals completed, it was our most productive in acquiring per-share value with (i) the notable acquisition of the Red Hill gold royalty in Western Australia and (ii) fundamental financial progress with cash flow from operations per share growing approximately 130% over 2022 results, broker consensus NAV per share growing $0.23/share, and our dividend increasing by 20% since inception in October 2022. Using this disciplined approach, we have deployed $55M into royalty acquisitions since 2014 and generated $12.3M in royalty revenues in 2023, for a 22% annual cash-on-cash return.

Given we are focused on per-share returns versus speculative “strategic” value, our number of deals completed annually will vary year over year. We are never in a rush to deploy capital, and with the benefit of a strong balance sheet and growing free cashflow, we have the ability to be patient and only transact when value is compelling. That being said, we see 2024 likely being a more active year for Vox, skewed towards our ‘sweet spot’ of legacy secondary royalties in Australia that are vintaged 15 – 30 years old. Our primary royalty acquisition focus remains pre-production royalties that range from six months to three years from first production, where we are able to diligence and price deals most consistently in line with historical Vox returns.

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1The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success, William Thorndike

Vox Shareholder letter – April 25, 2024

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Market Conditions and Industry Trends

Over the last year, many of the concepts, trends, and insights shared in our last investor letter have developed as expected. Our progress as a business has been defined as much by the risks we avoided as the assets that we chose to transact on. We noted last year that cost inflation, geopolitical risk and greenfield project delays would continue to present challenges for the royalty industry.

Rampant capital cost inflation across both greenfields projects and capital-intensive brownfields projects, such as Freeport’s planned Bagdad +100Ktpa copper expansion in Arizona at US$35,000/tonne of installed production capacity (2x – 3x higher than historical copper brownfields expansions) announced in late 2023, has caused us to apply considerably greater sensitivities when modelling assets that presently need capital. Notwithstanding, at AUD$3,500/ounce gold, capital remains abundant for Western Australian gold development and exploration projects.

A common question from investors is the case for consolidation within the junior royalty industry. Consolidation remains compelling as most royalty companies typically compete for both the same (i) transactions and (ii) investors, while executing very similar strategies; however, relative portfolio valuation and ‘social issues’ can be key stumbling blocks. Vox is a shareholder driven company with both the Board and management owning a combined ~20% equity position in the Company and we therefore remain committed to maximizing long term shareholder value.

Over the course of 2024, we expect the following trends will dominate the royalty industry: acquisition financing-linked royalties (with larger deals linked to the +5 Newmont assets subject to 2024 sale processes); royalty majors dipping their toes into corporate M&A to increase their exposure to ‘safe countries’, and investors encouraging more detail around the expected returns of royalty transactions.

Why we put ‘down under’ on top

We have consistently prioritized returns metrics since our inception in 2014, which has resulted in peer leading return on invested capital and delivered exceptional convexity over the medium to long-term. These returns and long-term optionality have been achieved through a particular focus on types of ore bodies that present consistently lower risk profiles with expandable geology in the right jurisdictions (i.e. Australia).

Acknowledging the risk of sounding like a ‘broken record’ on the merits of Australia as the premier global mining jurisdiction, we’d like to share some less obvious facts that support our strongly held internal view that our ~70% royalty weighting to Australia will ultimately trade at a premium.

The Fraser Institute ranked Western Australia 2nd for global mining investment attractiveness in their most recent 2022 survey2 just behind Nevada, falling from the top position in 2021. However, on a country-level, the survey confirmed that “considering both policy and mineral potential, Australia continues to be the most attractive region in the world for mining investment”.

Permitting timeframes for greenfields projects continue to be the fastest in the world in Western Australia (3 – 5 years from greenfields discovery to full development) versus North American jurisdictions, such as, Nevada (5 – 10 years typically) and Ontario (10 – 15 years typically).

A less obvious source of strength for Australia’s mining sector is the superannuation pension legislation, mandating that all Australians must contribute 11% of every paycheck to a managed pension fund until the age of 65. The combined assets under management of the Australian “super” industry has a heavy domestic ASX equity tilt – usually greater than 50% – depending on the fund. The net impact of this legislation for Australian mining projects is a captive pool of growing domestic capital to fund exploration, development, and production expansion. For individuals aware of the flow-through shares regime in Canada, the Australian super regime similarly tips the scales in favor of mining companies seeking financing, and ultimately anyone holding royalties on pre-production Australian mining assets, such as Vox.

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2https://www.fraserinstitute.org/sites/default/files/annual-survey-of-mining-companies-2022.pdf

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M&A activity in the Australian mining sector was also very robust in 2023, and Vox specifically benefited from the following mid-cap consolidation: (i) Northern Star Resources acquired our Millrose royalty project, (ii) Genesis Minerals acquired our Cardinia royalty project & declared maiden reserves at our Puzzle royalty, and (iii) De Grey Mining optioned our Ashburton royalty project. Several royalties that we acquired for $100k - $300k are now materially closer to first production and, if put into production, expected to generate 10x – 30x returns. In 2023, we were excited to share that our Puzzle gold royalty, acquired for AUD$140K in 2020, generated initial royalty revenue of AUD$2M, crystallising an initial 14x return on invested capital, with further revenue expected as the project further develops. We take great delight in sourcing low-cost, processing-plant adjacent, high torque royalty deals and this is a textbook example of such.

That’s all great, but why is Vox trading at such a discount?

We receive this question from investors quite often and it warrants further discussion. The most common reasons that investors share with us for not buying or owning Vox are as follows:

•	Vox is too small and illiquid, come back to me when your market capitalization is +$200M and average daily volume has materially increased.

•	I don’t know any of your Australian operators or assets.

•	Why don’t you have any +30% NAV cornerstone assets?

•	Can you scale at consistent returns?

While we understand the issues around our relatively small market capitalization and liquidity for certain larger investment managers, we have also been fortunate to cultivate a group of patient shareholders that prioritize value and encourage us to build & compound per share value on a disciplined basis. We believe we are dramatically undervalued and that Vox is capable of achieving a much higher market capitalization, and liquidity in turn, as the value of our assets are better understood. Furthermore, many of our royalty assets are over projects that most North American investors are unfamiliar with. Instead of spending more time to understand our asset base, some investors have neglected Vox altogether. We believe the current valuation of our royalty portfolio has been incorrectly overlooked. We expect this phenomenon will diminish over time as we continue to elucidate the benefits of Australian royalties and allow our fundamentals to further demonstrate Vox’s long-term strength.

To achieve our targeted risk-adjusted returns, we maintain discipline around asset diversification and do not overstretch our balance sheet for the sake of acquiring a cornerstone asset. These assets that some royalty companies overvalue for brand and simplicity often come at a heavy price. We believe many of these acquisitions are generally dilutive in the medium – long term, except to the most highly-valued royalty companies (i.e. Franco Nevada, Royal Gold). Yet, many small cap peers have overstretched their balance sheet and diminished their diversification for the sake of a handful of investors that prefer to focus on the marquee and not the return.

Meanwhile, we continue to prove that Vox is fully able to scale at consistent returns. Our average transaction value has increased markedly over the last four years (approximately $500k per deal in 2020 to $4M in 2024) and the return profile of the portfolio has only improved.

Vox has found deep value in acquiring the second largest portfolio of hard rock mining royalties in Australia, hosting more than 80% of our producing assets and approximately 70% of our broker-estimated NAV. We believe that we are the relative leader in Australian exposure. The next five royalty assets that we expect to become revenue-producing are over Western Australian gold assets. We believe this premium feature of our portfolio is being neglected by many North American investors who are primarily focused on North American assets. Australian mining companies currently trade at premiums to Canadian and US based mining operators and we believe it’s for good reason. So why should an Australian royalty portfolio not trade with the same relative premium?

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The Path of Totality – A Portfolio Targeting Returns and Convexity to Higher Metals Prices

As I pen and conclude this letter, much of North America has been caught up in the Total Solar Eclipse, with many people flocking to the narrow band of geography that lies on the Path of Totality. What caught my mind was a news article that expounded on the high costs of hotels at certain hot spots to watch the eclipse and the late-comers paying very high prices. The thing with solar events is that the right scientists and mathematicians can forecast these events with amazing accuracy decades and sometimes millennia in advance. In the last few months, more and more people have gotten caught up in the mania and paid a higher price for late planning and forecasting. In my personal life, career, and especially at Vox, I have always attempted to forecast and plan ahead. It’s something that our executive team also innately embraces and focuses on. Much more time is spent talking about tomorrow versus today because the returns generated today were paved by yesterday’s hard work. As a result, sometimes we have been early on our corporate strategy without immediate reward for what, similar to a total eclipse, can be readily calculated and expected well in advance. This is the phenomenon that I believe we are experiencing with our portfolio of royalties in Australia. The value that is readily apparent to us and can be forecasted with high confidence is not being valued appropriately at present, resulting in an opportunity for those willing to do the math in advance and make appropriate preparations.

I am again grateful for the opportunity to serve our shareholders. We look forward to visiting with many of you on the road this year and to sharing our further progress. On behalf of our management team and Board, thank you for your continued support and trust. We are working hard in all respects to continue creating value.

April 25, 2024	Kyle Floyd Founder, CEO, Chairman - Vox Royalty Corp.

Forward-Looking Statements

This investor letter includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as “expects,” “believes,” “anticipates,” “intends,”

“estimates,” “seeks” and variations and similar words and expressions are intended to identify such forward-looking statements; however, the absence of any such words and expressions does not mean that a statement is a not a forward-looking statement. Such forward-looking statements relate to future events or future performance, but reflect Vox Royalty Corp. management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the section entitled “Risk Factors” in Vox Royalty Corp.’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023. Except as expressly required by applicable securities law, Vox Royalty Corp. disclaims any intention or obligation to update or revise any forward- looking statements whether as a result of new information, future events or otherwise.

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